January 29, 2024

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Daniel Crawford

Laura Crotty

Ibolya Ignat

Kevin Juhar

Re:	Contineum Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted December 13, 2023

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 26, 2024

CIK No. 0001855175

Dear Mr. Crawford:

Contineum Therapeutics, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to its Draft Registration Statement on Form S-1 (as so amended, the “Amended Draft Registration Statement”).

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated January 11, 2024 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the January 11, 2024 letter in italicized print, and the Company’s responses are provided below each comment. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 1.

January 29, 2024

Draft Registration Statement on Form S-1

Cover Page

1.

We note you applied “for the quotation of the common stock on the Nasdaq Global Select Market.” Please revise to clarify whether the offering is contingent upon final approval of your Nasdaq listing. Please ensure that the disclosure is consistent with your underwriting agreement.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised disclosure on the cover page of the Amended Draft Registration Statement to clarify that the offering is contingent upon final approval from Nasdaq of the quotation of the Company’s Class A common stock on The Nasdaq Global Select Market.

Our Clinical Pipeline, page 1

2.

We note the inclusion of the LPA1R DC and Discovery rows in the pipeline tables on pages 2 and 113. Please explain why you believe these product candidates are material to the company’s operations at this time. In the event the company does consider each material, please provide more detailed disclosure in both the Summary and Business sections regarding each candidate. In the event these candidates are not material at this time, please revise the pipeline table to remove each row. Note that the “Mechanism” and “Program” columns for the Discovery row should be revised to include substantive information if such row remains in the table.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has revised the pipeline table on pages 2 and 114 of the Amended Draft Registration Statement to remove the applicable rows for its LPA1R DC and Discovery product candidates. Further the Company has revised the disclosure on pages 3, 115, and 150, and throughout the Amended Draft Registration Statement relating to LPA1R DC and the Company’s discovery pipeline in response to the Staff’s comment. The Company respectfully informs the Staff that it intends to continue to pursue the development of these product candidates, and that it believes that the disclosure of these efforts, as well as its intent to develop a peripherally-restricted LPA1R antagonist, is material to investors. As the Company continues to make development progress, the Company intends to provide additional detailed disclosure about these product candidates in line with the Staff’s comment.

January 29, 2024

Prospectus Summary Company Overview, page 1

3.

We note various statements throughout the Prospectus that imply the efficacy of your product candidates. For example, you state that certain candidates are “potent,” that you “believe that PIPE-791, through its optimized preclinical selectivity, potency and dosing profile, has the potential to become a highly differentiated therapeutic for both IPF and Progressive MS,” that you “believe PIPE-791 has the potential to demonstrate differentiated efficacy and an improved dosing profile versus other LPA1R assets in development” and that you have “demonstrated” certain improvements in disease in preclinical studies and trials to date. Because none of your product candidates have been approved, please revise to remove these and similar statements, as efficacy determinations are within the sole jurisdiction of the FDA and other similar foreign regulators. You may include information regarding data observed in studies and trials but may not include the company’s conclusions based on such data.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Draft Registration Statement to remove references that imply efficacy of the Company’s product candidates and similar statements.

4.

We note your disclosure in the Summary and elsewhere that PIPE-307 is a potentially “first-in-class” M1R inhibitor and that PIPE-791 has the potential to be a “best-in-class” treatment for IPF. These terms suggest that your product candidates are effective and likely to be approved. Given the stage of development of each, the terms appear speculative. Please revise to delete these references here and throughout your registration statement.

RESPONSE TO COMMENT 4:

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Draft Registration Statement to remove the terms “first-in-class” and “best-in-class” when referencing the Company’s product candidates.

PIPE-307, page 3

5.	Please revise your disclosure on page 4 to disclose that J&J has the right, in its sole discretion, to further develop or to elect not to develop PIPE-307 for RRMS.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and has revised pages 3-4 of the Amended Draft Registration Statement to disclose that J&J has the right, in its sole discretion, to further develop or to elect not to develop PIPE-307 for RRMS.

Our Team, page 6

6.

We note you disclose the names of your investors on pages 6 and 118. Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 196. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and that the shares purchased in the referenced financings were conducted at a significant discount to the IPO price, if true.

January 29, 2024

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 118 of the Amended Draft Registration Statement in response to the Staff’s comment.

Risks Related to Our Business, page 6

7.	Please revise your Summary Risk Factors to quantify your accumulated deficit.

RESPONSE TO COMMENT 7:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of the Amended Draft Registration Statement in response to the Staff’s comment to quantify the accumulated deficit.

Risk Factors

We do not intend to pay cash dividends for the foreseeable future., page 75

8.

We note your risk factor on page 75 states your Loan Agreement with First Citizens Bank “contains a negative covenant which prohibits [you] from paying dividends subject to limited exceptions.” We also note your disclosure on page 100 which states that you repaid all of the outstanding principal, the final payment fee and all outstanding and accrued interest on the loan as of June 2023. Please revise your disclosure to clarify whether the agreement is still in place and whether the negative covenant is still applicable.

RESPONSE TO COMMENT 8:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Amended Draft Registration Statement in response to the Staff’s comment. The Company has paid all outstanding principal, the final payment fee and all outstanding and accrued interest on the loan as of June 2023 and the Company has no additional rights to draw down additional capital under the Loan Agreement with First Citizens Bank. Therefore, the negative covenant prohibiting the Company from paying dividends is no longer applicable and the Company has revised the disclosure on page 75 of the Amended Draft Registration Statement to delete the reference to the covenant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Collaboration, page 93

9.

We note your disclosure that the J&J License Agreement expires on a “country-by- country basis upon expiration of all royalty payment obligations for all products in such country”. Please revise to provide more specificity regarding the term of the agreement, as such disclosure does not provide investors with a clear understanding of the duration.

January 29, 2024

RESPONSE TO COMMENT 9:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 94 and 154 of the Amended Draft Registration Statement to provide more specificity regarding the term and expiration of the J&J License Agreement in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense and Common Stock Valuation, page 108

10.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

RESPONSE TO COMMENT 10:

The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price range has been determined.

Business, page 112

11.

We note your discussion of statistical significance throughout the Business section. Please revise your disclosure to provide p-values for the results of each study that was powered for statistical significance. In addition, please disclose the primary and secondary endpoints for each trial, to the extent applicable, adverse events and whether the trials met the designated endpoints if the trial has concluded.

RESPONSE TO COMMENT 11:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 137 and 149 to provide p-values for the results of each study that was powered for statistical significance. Further, the Company has revised the disclosure on pages 124-125, 141, and 142 of the Amended Draft Registration Statement to disclose the primary and secondary objectives for each trial. By way of background, the Company has used the term “objective” rather than “endpoint” because it respectfully submits that such terminology is often used in connection with Phase 1 trials where the focus is on general safety, tolerability and dosage. Additionally, the Company has revised the disclosure on pages 141, and 142 of the Amended Draft Registration Statement to include whether the trials met the designated objectives of completed trials. The Company believes that the Amended Draft Registration Statement accurately discloses the adverse events of each trial and advises the Staff that the Company has updated the disclosure on page 125 to clarify that the adverse events for the PIPE-791 Phase 1 healthy volunteer trial are blinded adverse events. The Company respectfully advises the Staff that the Company will update this disclosure to the extent the unblinded adverse events for this trial become available prior to the Company filing a final prospectus under the registration statement.

January 29, 2024

Preclinical Data Comparison Between PIPE-791 and Other LPA1R Antagonists, page 127

12.

Please revise your table on page 128 to remove comparisons that were not the result of head-to-head preclinical studies and revise to disclose the designs of the preclinical in vitro and in vivo studies you conducted comparing PIPE-791 and third-party compounds.

RESPONSE TO COMMENT 12:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129-130 of the Amended Draft Registration Statement to remove comparisons that were not the result of head-to-head preclinical studies and has revised such disclosure to disclose the designs of the preclinical in vitro and in vivo studies the Company conducted that specifically compared PIPE-791 and third-party compounds.

Clinical Development Plan of PIPE-791 in IPF, page 128

13.

Please revise page 128 to remove the statement that you will submit a CTA “[f]ollowing favorable safety results from [y]our Phase 1 healthy volunteer trial” as it assumes your Phase 1 trial will be successful.

RESPONSE TO COMMENT 13:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Amended Draft Registration Statement in response to the Staff’s comment.

Intellectual Property, page 150

14.	Please revise your disclosure to clarify the jurisdictions where you have patents and pending patent applications for each of your patent families covering PIPE-791.

RESPONSE TO COMMENT 14:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure on page 152 of the Amended Draft Registration Statement accurately discloses the jurisdictions where the Company has pending applications for each of the patent families of PIPE-791. As of the date hereof, the first patent family includes a pending PCT application and the second patent family includes a pending U.S. provisional patent application. Neither patent family covering PIPE-791 includes patents as of the date hereof. The Company will continue to update its disclosure in future filings as to the jurisdictions where the Company has patents and pending applications for each patent family covering PIPE-791 and PIPE-307.

January 29, 2024

Notes to Audited Financial Statements

2. Summary of Significant Accounting Policies, page F-8

15.

Please revise to disclose your revenue recognition policy within the audited financial statements including your policy for contract modifications in accordance with ASC 606- 10-25-10 through 25-13, as set forth in ASC 606-10-50-1. Provide us with your comprehensive analysis for the accounting treatment applied to the August 2023 contract modification discussed on page F-52, including specific references to the supporting authoritative accounting guidance. Also, revise the disclosure of your revenue recognition policies and estimates within MD&A to discuss your policy for contract modifications, focusing on the assumptions and uncertainties underlying this critical accounting estimate. Refer to SEC Release No. 33-8350.

RESPONSE TO COMMENT 15:

15a. Please revise to disclose your revenue recognition policy within the audited financial statements including your policy for contract modifications in accordance with ASC 606-10-25-10 through 25-13, as set forth in ASC 606-10-150-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the revenue recognition policy disclosed in the audited financial statements and unaudited interim financial statements included in the Amended Draft Registration Statement have been revised to include the Company’s accounting policy for contract modifications, as follows:

A contract modification is a change in the scope or price (or both) of a contract that is approved by the parties to the contract. A contract modification exists when the rights and obligations that are created or changed by a modification are enforceable. The Company accounts for a contract modification as a separate contract when the scope of the contract increases, and the price of the contract increases by an amount that reflects the standalone selling prices of the additional promised goods or services that are distinct. If a contract modification is not accounted for as a separate contract, the Company’s accounting of the contract modification depends on whether the remaining goods or services are distinct from those already provided on or before the date of the contract modification. If the remaining goods or services are distinct from those already provided, the Company accounts for the contract modification as a termination of the existing contract and creation of a new contract. The amount of the consideration to be allocated to the remaining performance obligations consists of the consideration promised by the customer that was included in the estimate of the transaction price for the existing contract and that had not been recognized as revenues and the consideration promised as part of the contract modification. If the remaining goods or services are not distinct from those already provided, the Company accounts for the contract modification as if it were part of the existing contract and accounts for the effect that the contract modification has on the transaction price, and on the measure of progress toward complete satisfaction of the performance obligation, as a cumulative catch-up adjustment at the date of the contract modification.

January 29, 2024

Further, the Company has updated the last paragraph of footnote 10 within the unaudited interim financial statements to provide further information regarding the nature of the contract modification that occurred in August 2023, as follows:

In August 2023, the Company elected to conduct a Phase 2 trial using PIPE-307 for patients with multiple sclerosis, which was considered a contract modification under the accounting guidance that added promised goods or services that are distinct at a price that is below the standalone selling price. Therefore, the Company accounted for the modification as a termination of the existing contract and creation of a new contract. Accordingly, the amount of consideration to be allocated to the remaining performance obligations consists of future contingent milestone-based payments and sales-based royalties, all of which were constrained. The only remaining performance obligation is the promise to conduct the Phase 2 trial as the other performance obligations had been satisfied prior to the modification date. Accordingly, the variable consideration allocated to the Phase 2 trial will be recognized as the study is completed using a cost-based measure of progress and when the amounts are no longer probable of a significant reversal. As of September 30, 2023, no amounts had been recognized related to the Phase 2 trial.

15b. Provide us with your comprehensive analysis for the accounting treatment applied to the August 2023 contract modification discussed on page F-52, including specific references to the supporting authoritative guidance.

As disclosed in the Amended Draft Registration Statement, under the February 2023 contract (the “J&J Agreement”) with Johnson & Johnson (“J&J”), the Company has the right, but not an obligation, to conduct a Phase 2 proof of concept trial for multiple sclerosis (“Phase 2 MS Trial”). If the Company exercises the right to conduct a Phase 2 MS Trial, it will notify J&J in writing and submit the proposed trial design, endpoints, and protocol for the study for J&J’s review and comment. Only after the trial design, endpoints and protocol for the Phase 2 MS Trial have been determined and submitted to J&J for review and comment and any objections from J&J have been addressed to J&J’s satisfaction can the Company begin conducting the study. On August 28, 2023, the Company submitted the required notification to J&J of its intention to conduct a Phase 2 MS Trial, and J&J did not communicate any objection to the completion of this study. The Company considered the change in scope of the contract under the contract modification guidance in ASC 606-10-25-10 (excerpt):

A contract modification is a change in the scope or price (or both) of a contract that is approved by the parties to the contract. In some jurisdictions, a contract modification may be described as a change order, a variation, or an amendment. A contract modification exists when parties to a contract approve a modification that either creates new or changes existing enforceable rights and obligations of the parties to the contract.

January 29, 2024

By the Company submitting the trial design, endpoints and protocol for the Phase 2 MS Trial to J&J for review and comment and absent J&J’s objections, both parties have agreed to change the scope of the contract such that the Company will now deliver to J&J data from the Phase 2 MS Trial, unless the Phase 2 MS Trial is terminated earlier by J&J or the Company at either party’s discretion, at which time J&J will own all information resulting from the study. While the Company could discontinue the trial at any time without penalty, given the nature of the trial being a clinical trial that will be conducted under contract research agreements with a third-party contract research organization, the Company concluded that the submission of the Phase 2 MS Trial plans to J&J and commencement of the study created an obligation under the contract for the Company to conduct a trial (i.e., it changed the scope of the existing contract). To determine whether the modification should be accounted for as a separate contract, the Company evaluated the criteria in ASC 606-10-25-12, as follows:

ASC 606-10-25-12(a) – The scope of the contract increased because of the addition of a promise to conduct a Phase 2 MS Trial that is distinct. Conducting the Phase 2 MS Trial is distinct because the customer can benefit from the services using the information resulting from the trial on its own (for example, to initiate a Phase 3 clinical trial) or with other readily available resources (e.g., the license that was transferred in the original agreement with J&J) and therefore the Phase 2 MS Trial is capable of being distinct (i.e., the criterion in ASC 606-10-25-19(a) is met). It is also separately identifiable from the license, know-how, manufacturing technology and inventory transferred under the original license agreement. J&J could engage another party to conduct the research and development services absent the Company’s rights to do so under the contract. In addition, J&J would benefit from the goods and services transferred under the J&J Agreement without the Company ever choosing to conduct the Phase 2 MS Trial. Therefore, the promise to conduct the Phase 2 MS Trial is distinct within the context of the contract (i.e., the criterion in ASC 606-10-25-19(b) is met); and

ASC 606-10-25-12(b) – The price of the contract did not increase by an amount of consideration that reflects the standalone selling price of the additional promised goods because there was no change in the consideration resulting from the modification. The J&J Agreement provided for milestone payments that are not specific to an indication, and the milestones were not amended when the Company exercised its right to conduct a Phase 2 MS Trial (i.e., the existing milestone payments included in the original contract could apply to the multiple sclerosis indication or any other indication developed by J&J through the use of its exclusive license of the Company’s IP or another party (e.g., through J&J’s right to sublicense the development activities to a third-party). The Phase 2 MS Trial is completed at the Company’s expense, and the Company may be entitled to consideration (i.e., a milestone) related to the Phase 2 MS Trial if J&J decides to move forward with a Phase 3 clinical trial for the multiple sclerosis indication.

Therefore, a distinct performance obligation was added but not at standalone selling price, and the contract modification was not accounted for a separate contract. Accordingly, the Company applied ASC 606-10-25-13(a), which states:

An entity shall account for the contract modification as if it were a termination of the existing contract, and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification.

January 29, 2024

As discussed, the contracted research and development services for the Phase 2 MS Trial are distinct from the license and other performance obligations transferred under the J&J License Agreement. Therefore, the modification was accounted for as a termination of the existing contract and creation of a new contract (i.e., prospectively) in accordance with ASC 606-10-25-13(a). The Company allocated the total remaining transaction price to the remaining goods and services to be transferred under the “new” contract (both from the existing contract and the modification). In this case, the only unrecognized transaction price from the J&J Agreement was the development and regulatory milestones as well as the sales milestones and sales-based royalties subject to the sales- and usage-based royalty exception, which continued to be constrained. There was no additional transaction price resulting from the modification. Further, the only remaining goods and services to be transferred under the “new” J&J Agreement were the added services related to the Phase 2 MS Trial, because all of the performance obligations from the existing contract had been satisfied prior to the modification date.

15c. Also, revise the disclosure of your revenue recognition policies and estimates within MD&A to discuss your policy for contract modifications, focusing on the assumptions and uncertainties underlying this critical accounting estimate. Refer to SEC Release No. 33-8350.

We respectfully advise the staff that the Company does not consider accounting for contract modifications to be a critical accounting estimate, as the application of the relevant authoritative guidance does not involve a significant amount of judgment. We advise the staff that the revenue recognition policy within MD&A has been updated to discuss contract modifications as follows:

A contract modification is a change in the scope or price (or both) of a contract that is approved by the parties to the contract. A contract modification exists when the rights and obligations that are created or changed by a modification are enforceable. We account for a contract modification as a separate contract when the scope of the contract increases, and the price of the contract increases by an amount that reflects the standalone selling prices of the additional promised goods or services that are distinct. If a contract modification is not accounted for as a separate contract, our accounting of the contract modification depends on whether the remaining goods or services are distinct from those already provided on or before the date of the contract modification. If the remaining goods or services are distinct from those already provided, we account for the contract modification as a termination of the existing contract and creation of a new contract. The amount of the consideration to be allocated to the remaining performance obligations consists of the consideration promised by the customer that was included in the estimate of the transaction price for the existing contract and that had not been recognized as revenues and the consideration promised as part of the contract modification. If the remaining goods or services are not distinct from those already provided, we account for the contract modification as if it were part of the existing contract and accounts for the effect that the contract modification has on the transaction price, and on the measure of progress toward complete satisfaction of the performance obligation, as a cumulative catch-up adjustment at the date of the contract modification.

January 29, 2024

General

16.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE TO COMMENT 16:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In addition, to the extent the Company uses any such written communications, the Company advises the Staff that potential investors will not be able to retain such written communications.

[Remainder of page intentionally left blank.]

January 29, 2024

* * * * *

Please do not hesitate to contact the undersigned at (858) 436-8046 or ryangunderson@gunder.com if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Ryan J. Gunderson
Name:	Ryan J. Gunderson

cc:	Carmine Stengone, Chief Executive Officer and President, Contineum Therapeutics, Inc.

Peter T. Slover, Chief Financial Officer, Contineum Therapeutics, Inc.

Jeffrey Thacker, Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

J. Carlton Fleming, Sidley Austin LLP